Exhibit 12.1
FLYi, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

Nine Months Ended
September 30,
2004         2005
Earnings:
Income (loss) before income taxes               ($148,836)             ($249,971)
Less: Capitalized interest                                                                                             (1,808)                    (1,539)
Add:
Fixed charges                                     25,807                       29,139
Amortization of capitalized interest                            448                2,830
Adjusted earnings                                          ($124,389)        ($219,541)
Fixed charges:
Interest expense and capitalized interest                       $12,288                   $13,920
Amortization of deferred financing costs                       851                                               741
Rent expense representative of interest                         12,668              14,478
Total fixed charges                              $25,807            $29,139
Ratio of earnings to fixed charges                               (4.82)              (7.53) (1)

(1) Earnings were inadequate to cover fixed charges by $248.7 million for the nine months ended
September 30, 2005.